CCU

October 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention: Michael Moran
          Branch Chief

       Re: Compañía Cervecerías Unidas S.A. ("United Breweries
            Company, Inc." or "CCU")
            Form 20-F for the Year Ended December 31, 2004
            File No. 1-14906

Dear Mr. Moran:

In connection with responding to the comment letter dated September 22, 2005
(the "Comment Letter") from the staff of the Securities and Exchange
Commission (the "SEC" or the "Commission") related to the Compañía
Cervecerías Unidas S.A. (the "Company") Form 20-F for the year ended
December 31, 2004 (the "Form 20-F") the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure
  in its Securities Exchange Act filings (the "Filings");

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  Filings; and

- the Company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Sincerely yours,



By: Ricardo Reyes
Title: Chief Financial Officer
Company: Compañía Cervecerías Unidas S.A.

Bandera 84, Piso 6 • 11 • Santiago • Chile
Tel.: (56-2) 427-3000 • Fax: (56-2) 427-3227